September 21, 2020

VIA EDGAR

Blaise Rhodes and Jim Allegretto
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4631

Re:	Fortress Transportation and Infrastructure Investors LLC
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 28, 2020
Form 10-Q for the Fiscal Quarter Ended June 30, 2020
Filed July 31, 2020
File No. 001-37386

Dear Messrs. Rhodes and Allegretto,

On behalf of Fortress Transportation and Infrastructure Investors LLC (the “Company” or “FTAI”), the undersigned submits this letter in response to a comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated September 10, 2020 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Report on Form 10-Q for the period ended June 30, 2020, filed on July 31, 2020 (the “10-Q”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comment in italics below, and the heading and comment number in this letter correspond to the heading and comment number in the Comment Letter.  In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 10-Q.

Form 10-Q for the Fiscal Quarter Ended June 30, 2020

Notes to Consolidated Financial Statements
10. Fair Value Measurements, page 22

1.
Considering the significant decline in the Jefferson Terminal revenues for the three and six months ended June 30, 2020, please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether the reporting unit is at risk of failing step one of the quantitative impairment test or that the fair value of your reporting unit is substantially in excess of carrying value and is not at risk of failing step one. If the fair value of your reporting unit is not substantially in excess of carrying value, you should disclose:

•	The percentage by which fair value exceeded carrying value at the date of the most recent step one test;
•	A detailed description of the methods and key assumptions used and how the key assumptions were determined;
•	A discussion of the degree of uncertainty associated with the assumptions; and
•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of SEC Release No. 34-48960.

Response

The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that it performed its annual goodwill impairment assessment for the Jefferson Terminal reporting unit (“Jefferson”) in the fourth quarter of 2019, and the fair value of the reporting unit exceeded its carrying value by approximately 16%, which the Company believed to be a sufficient cushion. The Company has not identified any triggering event that would require an interim impairment test since the last impairment assessment.

Messrs. Blaise Rhodes and Jim Allegretto
U.S. Securities and Exchange Commission
September 21, 2020

With regard to the Staff’s comment related to the significant decline in revenues for the three and six months ended June 30, 2020, the Company respectfully notes that the decline in revenues is due to Jefferson exiting its crude marketing program in the fourth quarter of 2019, which was projected in the valuation used for its most recent impairment test. See Note 12 to the consolidated financial statements in the Company’s quarterly reports on Form 10-Q for the periods ended March 31 and June 30, 2020. Revenues and expenses related to the crude marketing program were presented on a gross basis and, as such, the Company reflected corresponding significant decreases in Operating Expenses with the decline in revenues during the period ended June 30, 2020. Although revenues and operating expenses declined due to the crude marketing program, net income and Adjusted EBITDA, which are the Company’s key performance measures, both improved meaningfully since the most recent impairment test, as disclosed in the Company’s quarterly reports on Form 10-Q for the periods ended March 31 and June 30, 2020, due to increases in storage and throughput volumes from new or existing contracts at Jefferson. Furthermore, as disclosed during the first quarter of 2020, Jefferson refinanced all of its existing debt at significantly lower rates, which the Company expects will improve its discount rate for future annual tests.

In addition, with regard to the upcoming annual goodwill impairment assessment during the fourth quarter of 2020, the Company anticipates no material changes to the operating projections or free cash flows, as compared to 2019. Given the consistency of projections, combined with the aforementioned decrease in the discount rate, the Company expects the cushion to increase for the upcoming test.

Based on the above factors, the Company believes Jefferson’s fair value is substantially in excess of its carrying value. In the future, however, if the Company believes that the reporting unit is at risk of a goodwill impairment charge, it will provide disclosure on the items referenced in this comment letter. In addition, the 10-Q discloses a risk factor related to the potential impairment of our assets, which the Company will update in future filings as appropriate regarding the risks of any known potential events or circumstances that could give rise to possible goodwill impairment.

* * *

Messrs. Blaise Rhodes and Jim Allegretto
U.S. Securities and Exchange Commission
September 21, 2020

Please contact the undersigned at (212) 515-7864 should you require further information or have any questions.

Very truly yours,

/s/ Joseph P. Adams, Jr.
Joseph P. Adams, Jr.
Chairman and Chief Executive Officer